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                             September 1, 2022

       Xiaofeng Gao
       Co-Chief Executive Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District, Wuxi
       Jiangsu Province 214000

                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-3
                                                            Filed August 12,
2022
                                                            File No. 333-259498

       Dear Mr. Gao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-3 filed August 12,
2022

       Cover Page

   1.                                                   We note your revised
disclosures in response to comment 2 and reissue the
                                                        comment. When
describing your VIE agreements, please refrain from implying that the agreement is equivalent
to an equity ownership in the business of the VIE. In this
                                                        regard, we note your
disclosure that "Skillful Craftsman does not own these operations but relies on contractual
arrangements . . . which allow Skillful Craftsman to . . . receive substantially all of
the economic benefits and absorb all of the losses of the VIE . . . ."
                                                        Any references to
control or benefits that accrue to you because of the VIE should be limited to and clearly
describe the conditions you will need to meet for consolidation of
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
September 1, 2022
Page 2
         the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.
Prospectus Summary
Recent Regulatory Developments, page 3

2. We note that you deleted disclosure regarding permissions and approvals to operate your business. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe, as you do on page 23, the consequences to you and your investors if you, your subsidiaries, or the
         VIEs: (i) do not receive or maintain such permissions or approvals,
(ii) inadvertently
         conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
General

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, we note that the first bullet on page 1 defines "our company," "we," "us," or "our" in this prospectus to refer to "to Skillful Craftsman
         Education Technology Limited, a Cayman Islands exempted company, including its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, wholly owned
         PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited, and Craftsman
         Wuxi   s subsidiaries . . . ." Refrain from using terms such as    we
  or    our    when
         describing activities or functions of the PRC and Hong Kong subsidiaries.
4. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
       Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
FirstName LastNameXiaofeng Gao
       People's Republic of China, taking the first step toward opening access for the PCAOB to
Comapany    NameSkillful
       inspect             Craftsman
               and investigate         Education
                                registered public Technology  Ltd headquartered
in mainland
                                                  accounting firms
       China
September  1, and
              2022Hong
                    PageKong.
                          2
FirstName LastName
 Xiaofeng Gao
FirstName  LastNameXiaofeng     Gao
Skillful Craftsman  Education Technology Ltd
Comapany 1,
September   NameSkillful
               2022       Craftsman Education Technology Ltd
September
Page  3     1, 2022 Page 3
FirstName LastName
      You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-
3792 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services